Trust for Advised Portfolios
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 25, 2020

VIA EDGAR TRANSMISSION

Mr. Jason Fox
Division of Investment Management
U.S. Securities and Exchange Commission
100 “F” Street NE
Washington, DC 20549

RE: Trust for Advised Portfolios (the “Trust”)
Securities Act Registration No: 333-108394
Investment Company Act Registration No: 811-21422
Ziegler Senior Floating Rate Fund (S000053146) (the “Fund”)

Dear Mr. Fox:

This correspondence is being filed in response to the comments given to Christopher Kashmerick, President of the Trust; Russell Simon, Vice President and Treasurer of the Trust; Wendy Barron, Assistant Treasurer of the Trust; and Elaine Richards, Vice President at U.S. Bank Global Fund Services on August 27, 2020, in connection with the SEC Staff’s Sarbanes-Oxley Act of 2002, as amended, review (“SOX Review”) of the Fund’s N-CSR for the fiscal year ended September 30, 2019 and 485BPOS dated January 31, 2020:

For your convenience in reviewing the Trust’s responses, your comments are included below in bold typeface immediately followed by the Trust’s responses.

1.With respect to the Fund’s holdings of covenant-lite loans, please revise the risk disclosure under Principal Investment Risks to reference the heightened risks associated with these loans:

Response: The Trust responds by undertaking to add the Covenant-Lite Loan Risk to the Principal Investment Risks in the prospectus.

2.With respect to the Statement of Operations, the Staff requests that consent fee and other amendment income be disclosed separately from “other income,” if material. Please disclose Trust’s policy for recognition of these fees in the notes to the financial statements.

Response: The Trust responds by confirming that the consent fee and other amendment income has not been material and undertakes to disclose the Trust’s policy for recognition of these fees in the notes to the financial statements. The Trust also confirms that, if material, the fees would be reported separately in the financial statements.

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact me at 626-914-7372.

Sincerely,

/s/ Scott Resnick
Scott Resnick
Secretary
Trust for Advised Portfolios